Exhibit 6.8

FIG REVENUE-SHARING AGREEMENT

This FIG REVENUE-SHARING AGREEMENT (this “Agreement”) is entered into as of February 10, 2022 (the “Effective Date”), by and between the following parties (the “Parties”), with respect to the video game referenced below:

FIG PUBLISHING, INC., a Delaware corporation with its principal office at 149 5th Avenue, Suite 2E, New York, New York 10010 (“Fig”); and Rose City Game Consulting, LLC, an Oregon limited liability company with its principal office at 850 SE 3rd Ave Ste 404, Portland, OR 97214 (“Developer).

This Agreement is comprised of (i) this Signature Page, (ii) the attached Terms Schedule (the “Terms Schedule”) and (iii) the attached Terms and Conditions (the “Terms and Conditions”); all of which shall be interpreted together to form a single integrated agreement.

Licensed Game. This Agreement relates to the following video game: Project Treefarm (as further defined in the Terms Schedule, the “Licensed Game”)

This Agreement (for the avoidance of doubt, including the Terms Schedule and the Terms and Conditions) is EXECUTED by a duly-authorized representative of each Party as of the respective date set forth below.

FIG PUBLISHING, INC.		ROSE CITY GAME CONSULTING, LLC

By:	/s/ Chuck Pettid	By:	/s/ Corey Warning
Name:	Chuck Pettid	Name:	Corey Warning
Title:	President	Title:	Cofounder
Date:	3/28/2022	Date:	3/28/2022

FIG REVENUE-SHARING AGREEMENT

TERMS SCHEDULE

1.	BASIC TERMS

Licensed Game	The “Licensed Game” is the video game developed by Developer currently known as Project Treefarm (tentative title), including all bug-fixes, updates, upgrades, localizations and new versions released during the Term.
Game Design Document	The game design document relating to the Licensed Game as confirmed and agreed by the Parties in writing and attached hereto as Exhibit A (as such document may be revised during the Term with the written agreement of both Parties).
Licensed Platforms	The “Licensed Platforms” means any and all personal computer, mobile, tablet, video game console, interactive television, virtual reality, mixed reality, augmented reality and any other operating system on which video games are played, whether now known or hereafter devised, including PC, Apple Macintosh, Microsoft Xbox, Sony PlayStation, PlayStation VR and Vita, Nintendo Switch, Wii, Wii-U, DS and 3DS, Oculus and Valve/HTC Vive, Apple Macintosh, OS X and iOS devices including iPhone and iPad, Google Android devices and all future versions of each of the foregoing.
Anticipated Release Date; Release Date	The second quarter of 2025, being the date range currently planned by Developer for general offering and sale of the Licensed Game in the Territory (subject to extension by agreement of Fig and Developer, such agreement not to be unreasonably withheld by Fig) (the “Anticipated Release Date”). The first date of general offering and sale of the Licensed Game in the Territory is referred to as the “Release Date”).
Pre-Approved Distributors	As mutually agreed by the Parties in writing.
Term of Agreement	Unless earlier terminated pursuant to the Terms and Conditions, the term of this Agreement (the “Term”) shall begin on the Effective Date and expire on the Fig Share Termination Date (as provided below).
Territory	The Universe.
Fig Keys	Developer will provide Fig with 100 Fig Keys (as defined in the Terms and Conditions) at no charge, at least ten (10) days prior to the Release Date, which Fig may use, offer, sell or otherwise dispose of as provided in this Agreement.
Developer Bank Information	Bank Name: Umpqua Bank Routing Number: 123205054 Accounting Number: 974037145
Fig’s Address for Notices	149 5th Avenue, Suite 2E New York, New York 10010 Attn: Fig Legal E-mail: legal@fig.co
Developer’s Address for Notices	850 SE 3rd Ave, P_ortland, OR 97214 _________________ Attn: Corey Warning E-mail: corey@rosecitygames.com

2.	CERTAIN DEFINITIONS

The following terms shall have the corresponding definitions set forth below:

Fig Funds	The sum of (i) (A) all amounts raised by Fig through the Fig Fundraising minus (B) the Fig Transaction Fee and (ii) any amounts that may be contributed directly by Fig or an Affiliate. For the avoidance of doubt, neither Fig nor any Affiliate shall have any obligation to contribute any additional amount as Fig Funds, but may do so in its or their sole discretion. As used in this Agreement, “Affiliate” means an entity controlling, controlled by or under common control with the relevant Party.
Minimum Fig Funds	US$170,000
Maximum Fig Funds	US$500,000
Fig Fundraising	Fig’s solicitation and acceptance of investment with respect to the Licensed Game through Fig’s platform currently located at fig.co and/or one or more successor sites or other sites controlled by Fig (collectively and including fig.co and republic.co/fig, the “Fig Sites”), which for the avoidance of doubt may include equity crowdfunding campaigns, and equity offerings, but shall not include any Fig Rewards Crowdfunding or any additional amounts that may be contributed directly by Fig or an Affiliate.
Fig Share	Gross Receipts multiplied by the Calculated Rate. For purposes of calculating the Fig Share, Gross Receipts shall include or add back any amounts deducted by any Third-Party Publisher (as defined in the Terms and Conditions) prior to actual receipt by Developer unless otherwise agreed to by Fig pursuant to Section 3.4.3(d) of the Terms and Conditions; for purposes of clarity, the intent of this provision is to ensure that the Fig Share is not subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to Section 3.4.3(d).
Gross Receipts

All amounts derived from exploitation of the Licensed Game received by Developer or any Affiliate of Developer (or by Fig or any Affiliate of Fig pursuant to Fig Sales, as defined below) minus allowed deductions. For purposes of clarity, “Gross Receipts” includes (i) all amounts derived from commercial exploitation of the Licensed Game, including through in-app purchases, advertising and subscriptions and any amounts received or credited by Third-Party Publishers unless otherwise agreed to by Fig pursuant to Section 3.4.3(d); (ii) any advances or upfront license fees from Third-Party Publishers and Distributors as and when such advances are recouped by such Third-Party Publisher or Distributor, as applicable, but not at the time such advances or license fees are paid to Developer; and (iii) receipts received by the Developer pursuant to any Fig Rewards Crowdfunding campaigns that are not spent in the development or publishing of the Licensed Game; minus (i) amounts received from third parties or amounts from Developer’s own funds and used solely toward the development of the Licensed Game, Distributor commissions, commissions payable to advertising networks with respect to any advertisements served in the Licensed Game, sales taxes, VAT and other taxes applying to such sales, chargebacks, refunds, and payment processor fees. For the avoidance of doubt, any amounts received by the Developer, prior to the Release Date, pursuant to a pre- existing subscription model, will not be considered Gross Receipts provided such amounts are used toward the development of the Licensed Game provided further such amounts do not exceed $330,000. For the avoidance of doubt, any amounts paid (i) by end-users to download or access the Licensed Game (including on a subscription basis), (ii) by end-users within the Licensed Game, for example to access certain features or items (including on a subscription basis, such as a “battle pass”), and (iii) with respect to advertising appearing within or adjacent to the Licensed Game, including advertising by or for Developer with respect to any game, application, product or service other than the Licensed Game, shall be concisered amounts derived from exploitation.

Subject to Section 4.3, Gross Receipts shall also include any of the foregoing amounts received by Developer or any Affiliate of Developer derived from use, license or other exploitation of all or any portion of the titles, themes, storyline, characters, settings, universe or other derivatives of any content comprising or incorporated in the Licensed Game, (i) in any interactive application including any video game (other than the Licensed Game, which for the avoidance of doubt is covered by the preceding paragraph) on any platform or media now in existence or hereafter invented and in any format, and including any prequel, sequel or follow- on application, (ii) in any non-interactive format through any media now in existence or hereafter invented, online and offline, including short-form, episodic and feature-length productions (whether or not theatrically released), terrestrial, cable and satellite television, IPTV, streaming and downloadable video and (iii) through merchandising, including both physical and digital form (any of the foregoing a “Derivative Work”). The Parties shall discuss in good faith such deductions, if any, as shall be applied for purposes of calculating Gross Receipts for any Derivative Work, in accordance with general market practice applying to the relevant media or platform.

In any case, Gross Receipts includes any of the foregoing amounts (i) received by Developer during the Term or (ii) received by Developer after the Term but accrued or earned during the Term.

Calculated Rate

The Tier 1 Calculated Rate, Tier 2 Calculated Rate, or Tier 3 Calculated Rate, as determined below:

1.     The Tier 1 Calculated Rate will be in effect until the Fig Share has reached 3x the Fig Funds provided to Developer; and

2.     The Tier 2 Calculated Rate will be in effect for the succeeding 12 months succeeding the last day on which the Tier 1 Calculated Rate applies.

3.     Thereafter (for the avoidance of doubt, beginning the day after the Fig Share Termination Date) the Calculated Rate will be 0%.

4.     If Developer obtains or provides additional development funding for the Licensed Game, or Fig provides additional development funding for the Licensed Game subject to Developer approval, the Tier 1 Calculated Rate and Tier 2 Calculated Rate will be proportionally adjusted to account for the additional funding provided that: (i) neither rate may exceed 50%; and (ii) no further adjustments will occur after the total development funding for the Licensed Game exceeds $500,000.00.

Tier 1 Calculated Rate	50.00%
Tier 2 Calculated Rate	25.00%
Developer Royalty	Gross Receipts minus the Fig Share.
Fig Share Termination Date / Term	The last day that the Tier 2 Calculated Rate is provided to be in effect as provided above.
Fig Service Fee	5.0% of Fig Funds
Fig Transaction Fee	2.7% of the amount raised through the Fig Fundraising (inclusive of credit card processing fees, ACH fees, wire charges, etc.)

FIG REVENUE-SHARING AGREEMENT

TERMS AND CONDITIONS

1.	Game Development and Distribution.

1.1	Game Content.

Developer shall develop and maintain the Licensed Game in material conformity with the Game Design Document and in accordance with first-class professional standards in the games business for the Licensed Platforms. If subject to the ESRB ratings requirement, the Licensed Game shall have a rating of [“E” (Everyone)].

1.2	Cost.

As between Fig and Developer, Developer shall be solely responsible for the cost of development and distribution of the Licensed Game, including bug-fixes, updates, upgrades and “live ops,” subject to Fig’s contribution of the Fig Funds.

1.3	Customer Service.

As between Fig and Developer, Developer shall be solely responsible for providing and maintaining customer service and technical support in the Territory to Distributors and end users with respect to the Licensed Game (including, for the avoidance of doubt, any Distributors and end-users of Fig pursuant to Fig Sales (as defined below)). Such customer service and technical support shall be of a quality that is comparable to such customer service and technical support as Developer provides for its other “top-tier” titles. For the purposes of this Section, “customer service” means the resolution of issues pertaining to the Licensed Game in the following general categories: payment processing, order inquiries, replacements and refunds, and technical support.

1.4	Credits.

Developer shall include the following credits in the beginning credits of the Licensed Game in a format reasonably agreed by the Parties: a credit to Fig as “Co-Publisher” and to two (2) individuals designated by Fig as Executive Producers; provided that Developer shall not be liable for any casual or inadvertent failure to include such credits if such failure is corrected promptly following discovery.

2.	Fig Funds; Distribution; Revenue-Sharing.

2.1.	Fig Funds.

Fig shall pay, and Developer agrees to accept, an initial disbursement of Fig Funds in an amount up to the Maximum Fig Funds, but no less than the Minimum Fig Funds reduced by amounts withheld by Fig pursuant to Section 2.1.1. The final amount of the Fig Funds will be an amount between the Minimum Fig Funds as reduced above and the Maximum Fig Funds, subject to the terms and conditions of this Agreement, as determined in the discretion of Fig. Payment of the initial amount of Fig Funds shall be made no later than ninety (90) business days of the date of the close of the Fig Fundraising. In the event of multiple closings of the Fig Fundraising, whether in one or distinct offerings, subsequent payments shall be made no later than ninety (90) business days of the date of each subsequent closing. Developer shall use the Fig Funds solely for the development, marketing, publishing and operation of the Licensed Game. Prior to the Release Date, and where the Developer requests additional sums from Fig, Fig may pay such additional sums, and these shall be treated as Fig Funds not subject to any Maximum Fig Funds limit. After the initial disbursement of Fig Funds, any additional disbursement of Fig Funds requires Developer’s written consent to be included under this Agreement.

2.1.1.	Amounts Withheld.

Developer agrees that Fig will retain from the payment of the Fig Funds an amount equal to the Fig Service Fee multiplied by the Fig Funds, plus (y) any Developer-approved marketing and other expenses that have been paid for by Fig and (z) any taxes required to be withheld by Fig. All such expenses described in clause (y) in the preceding sentence are subject to the prior written approval of Developer.

2.1.2.	Termination by Fig; Minimum Fig Funds.

Unless and until Fig provides Developer with Fig Funds in an amount at least equal to the Minimum Fig Funds (less any amount that Fig is entitled to withhold hereunder), Fig may at any time in its sole discretion terminate this Agreement upon notice to Developer, with no liability or obligation other than as provided in Section 7.5. Developer shall return to Fig any amount of the Fig Funds previously provided to Developer within ten (10) days following such notice, without withholding or any offset whatsoever.

2.2.	Distribution Agreements.

2.2.1.	Defined

A “Distribution Agreement” means an agreement whereby a Distributor is granted the right to distribute, deliver, transmit, stream, resell or wholesale the Licensed Game on any Licensed Platform. “Distributor” means the distributing counterparty to a Distribution Agreement, and includes the Apple App Store, Google Play, Amazon Appstore and Steam as well as regional distributors of mobile and personal computer applications, for example in developing countries.

2.2.2.	New Distribution Agreements by Developer.

Developer may enter into any Distribution Agreement in its discretion, provided that each such Distribution Agreement establishes terms based on arm’s-length dealings. Developer agrees as soon as reasonably practicable to notify Fig by email or in writing when it enters into any Distribution Agreement and to provide Fig with a copy of such Distribution Agreement. In the event that the counterparty to any Distribution Agreement is an Affiliate of Developer, Developer shall notify Fig of such fact upon providing the Distribution Agreement (which shall be unredacted) to Fig.

2.2.3.	Fig Sales; New Distribution Agreements by Fig.

Subject to Developer’s prior written approval in each instance, Fig may advertise, offer and sell the Licensed Game directly, including through the Fig Site(s), pursuant to the license granted in Section 3.1, as well as through Distributors. Fig will obtain Developer’s prior written approval for each Distribution Agreement that Fig enters into with a Distributor (other than a Pre-Approved Distributor, as set forth on the cover page hereto), which approval may be withheld in Developer’s sole discretion. (all sales pursuant to this Section 2.2.3, “Fig Sales”).

2.2.4.	Licensed Game Purchase Links.

Developer will deliver to Fig the link(s) under which visitors to any Fig Site(s) (determined in Fig’s discretion) and those of Fig’s Distributors as permitted in this Agreement may purchase the Licensed Game, as the Licensed Game may be updated from time to time, as well as all up-to-date information (such as pricing) for Fig and such Distributors for reference to offer the Licensed Game for sale thereby, and shall otherwise cooperate so as to avoid any delays in fulfillment or servicing of customer orders for the Licensed Game pursuant to Fig Sales.

2.3.	Licensed Game Keys.

Developer will deliver to Fig the number of valid Steam game keys of any Licensed Game that is offered in a PC version (or such other format of keys as mutually agreed) set forth on the Terms Schedule (the “Fig Keys”) no later than fourteen (14) days from the Licensed Game’s commercial launch, to be held and used by Fig exclusively for the sale of the Licensed Game through Fig Sales during the Term and at Fig’s sole discretion. The Fig Keys shall be deemed the sole property of Fig and Developer hereby represents and warrants that Developer shall not, and shall not knowingly allow any third party to, interfere in any manner with Fig’s ownership rights in and to the Fig Keys, including, without limitation, any duplication, cancellation, or prevention of the distribution or redemption of such Fig Keys.

2.4.         No Bundling, Etc. Without Fig’s prior written consent in each instance, and except as otherwise set out herein (e.g. as set out in approved marketing plans), Developer shall not have the right to cross-promote the Licensed Game in connection with any other product or service or to distribute the Licensed Game: (a) as part of (i) a “bundle” (i.e., distributed as part of a package with any other thing of value) or (ii) a “compilation” (i.e., distributed as part of a package with any other software); or (b) via any alternative form(s) of media or distribution (including OEMs and other sublicensees, etc.) not otherwise agreed in writing by the Parties in advance.

2.5.	Revenue Sharing.

Developer shall pay to Fig, or Fig shall retain (as applicable), the Fig Share in accordance with the terms below.

2.5.1.	Fig Share.

2.5.2.      In the case of Gross Receipts received by Developer (which include credits, advances and upfront payments, as further defined by the definition of “Gross Revenue), Developer shall pay to Fig the Fig Share relating thereto in accordance with Section 2.5.5.

2.5.3.	Developer Royalty.

In the case of Gross Receipts received by or credited to Fig from Fig Sales, Fig shall pay to Developer the Developer Royalty relating thereto in accordance with Section 2.5.5. The Gross Receipts received by Fig less the Developer Royalty will be retained by Fig as the corresponding Fig Share.

2.5.4.	Certification, QA; Marketing Expenses.

Fig shall be entitled to recoup any and all out-of-pocket expenses actually paid by Fig as part of a certification, quality assurance or other approval process required by a Distributor, as well as Developer pre-approved marketing and localization expenses incurred by Fig (which amounts, if any, for the sake of clarity, will be recouped from Fig’s Gross Receipts) (the “Marketing Expenses”).

2.5.5.	Statements and Payments.

The Fig Share and the Developer Royalty shall be paid by Developer and Fig, respectively, no later than thirty (30) days after the end of each calendar quarter in which the Gross Receipts are received by the applicable Party together with a statement detailing calculation of the Fig Share or the Developer Royalty, as applicable (including copies of payment statements from Distributors and calculation of any adjustment to reflect Third-Party Distributor terms as provided in the definition of Fig Share). Upon request, Distributor will provide Fig with access to real-time reporting posted or made available by any Distributor.

2.6.	Taxes.

To the extent necessary to comply with applicable law, a paying Party may withhold taxes due from the receiving Party, at the applicable rate, as reduced by any treaty between the United States and the country from which the payment originates. The paying Party shall use commercially reasonable efforts to furnish to the receiving Party the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid. If for any reason the paying Party does not withhold such taxes, then the receiving Party agrees to pay such taxes within sixty (60) days from the date of notice from the paying Party. If the receiving Party does not pay such taxes and the relevant tax authority holds the paying Party liable, then the receiving Party agrees to indemnify the paying Party for any such liability within sixty (60) days from the date of paying Party’s notice thereof.

2.7.	Developer Records; Audit.

Developer and Fig shall each maintain books and records reasonably sufficient to permit verification of any payments of the Fig Share and Developer Royalty, and the use of the Fig Funds toward development, marketing, publishing and operation of the Licensed Game. Each Party shall be permitted to examine these books and records, directly or by its representative, such examination to occur during regular business hours, upon reasonable notice of not less than one (1) week, and in a manner that is not unreasonably disruptive to audited Party’s business. In the event any such inspection reveals that the audited Party has failed to pay or underpaid any amounts to the auditing Party, or spent any amount of the Fig Funds for any purpose unrelated to the development, marketing, publishing or operation of the Licensed Game, then the audited Party will (i) in the case of any underpaid payment, immediately pay the underpaid amount upon demand or (ii) in the case of misused Fig Funds, immediately return to Fig such amount shown to be misused, upon written demand from Fig; any such repayment of Fig Funds shall not affect the allocation of the Fig Share resulting from the Fig Funds previously paid to Developer by Fig. Such payments will also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One and One-Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law.

2.8.	Fig Keys.

In addition to the foregoing remedy, Fig may sell, and have full rights and license to sell at Fig’s sole discretion, an amount of Fig Keys directly or through any Distributor, and retain 100% of the proceeds thereof to the extent sufficient to offset any amount due to Fig pursuant to Section 2.7, including interest, and any other amounts due by Distributor to Fig under this Agreement; provided that Fig shall have no obligation to exercise any such remedy.

3.	Fig Licenses.

3.1.	Fig Sales; Advertising, Promotion and PR of Fig.

Subject to Developer’s prior written approval of Fig’s use in each instance, Developer hereby grants to Fig for the Term a non- exclusive, fully paid up, royalty-free, transferable, sublicensable right and license throughout the Territory to sell, advertise, promote, publicly perform, reproduce, modify, create derivative works, distribute, host transmit, display, and otherwise utilize the Licensed Game, Developer Brand Features and its and their associated Intellectual Property, through any and all online and offline media (including any Fig Site(s)), for the purpose of and in connection with Fig Sales (the “Distribution License”). For the avoidance of doubt, the Distribution License includes the right to take excerpts from the Licensed Game and use such excerpts for all purposes permitted herein and to use and display the Developer Brand Features in connection with the advertising and promotion of the Licensed Game as well as for marketing, promotion and public relations activities of Fig. Notwithstanding the foregoing no right is granted in this Section 3.1 for Fig to create or exploit any derivative work of Developer’s Intellectual Property other than for the advertising, promotion and public relations purposes of Fig provided above.

3.2.	Fig Fundraising.

Subject to Developer’s prior written approval of Fig’s use in each instance, Developer hereby grants to Fig for the Term a non- exclusive, fully paid up, royalty-free, transferable, sublicensable right and license throughout the Territory to advertise, promote, publicly perform, reproduce, modify, create derivative works, distribute, host, transmit, display, and otherwise utilize the Licensed Game, Developer Brand Features and their associated Intellectual Property, through any and all online and offline media (including any Fig Site(s)), for the purpose of and in connection with the Fig Fundraising, and including in filings with the US Securities and Exchange Commission and other US and non-US regulatory agencies, self-regulatory organizations and stock exchanges (collectively, “Regulatory Authorities”) (the license set forth in this Section 3.2, the “Fundraising License”). For the avoidance of doubt, the license provided in this Section 3.2 includes the right to take excerpts from the Licensed Game and use such excerpts for all purposes permitted in this Section 3.2.

3.2.1.	Developer Brand Features

“Developer Brand Features” means the names, trademarks, trade names, service marks, service names, branding and logos proprietary to Developer or related to Developer and/or the Licensed Game.

3.2.2.	Intellectual Property Rights

“Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing).

3.3.         Delivery of Assets. To the extent not already delivered, Developer shall within ten (10) days following the Effective Date deliver to Fig, in such formats as may be reasonably requested by Fig, such key art and other assets as may be reasonably requested by Fig in connection with the exercise of Fig’s rights under the Distribution License and the Fundraising License.

3.4.	Third-Party Publishers.

3.4.1.	Third-Party Publisher

“Third-Party Publisher” means any person or entity, other than Fig and Distributor, granted a license to exploit the Licensed Game on any Licensed Platform, or otherwise designated as a “publisher of record.”

3.4.2.      Developer Third-Party Publisher Agreement. Subject to Section 3.4.3 below, Developer may enter into a Third- Party Publisher Agreement (as defined below) in its discretion. Developer agrees to notify Fig within ten (10) days of entering into any binding term sheet or binding understanding on principal terms of a Third-Party Publisher Agreement and to provide Fig with a copy of such Third-Party Publisher Agreement within ten (10) says of full execution thereof. In the event that the counterparty to any Third-Party Publisher Agreement is an Affiliate of Developer, Developer shall notify Fig of such fact upon providing the Third- Party Publisher Agreement (which shall be unredacted) to Fig.

3.4.3.	Terms.

Developer agrees that any agreement between Developer and a Third-Party Publisher (a “Third-Party Publisher Agreement”) shall:

(a)	be negotiated through good faith and arm’s-length dealings and set forth commercially-reasonable terms;

(b)	establish customary rights to audit the books and records of and to receive accounting statements from the Third-Party Publisher (“Developer’s Audit Rights”). Upon a commercially reasonable request from Fig and at Fig’s expense, Developer shall use best efforts promptly to exercise its Developer’s Audit Rights and report findings to Fig;

(c)	include a requirement that the Third-Party Publisher forward copies of all statements from Distributors to Developer, and Developer shall forward such copies to Fig, as soon as reasonably practicable following receipt; and

(d)	if the revenue-sharing terms of the Third-Party Publishing Agreement would result in Fig receiving less than the Fig Share on a Gross Receipts basis as provided in the definition of Gross Receipts provided on the Terms Schedule, then Developer shall secure Fig’s written approval prior to entering into such Third-Party Publishing Agreement, which approval will be at Fig’s sole discretion; for purposes of clarity, the Fig Share is not to be subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to this section.

4.	Pre-Release Delivery; Consultations

4.1.	Quarterly Developer Reports.

Developer shall provide a written report no later than the last business day of each calendar quarter prior to the Release Date regarding the status of the Licensed Game’s development, if requested by Fig, in a format and containing such information reasonably requested by Fig. Developer agrees as requested by Fig to schedule a meeting with respect to each calendar quarter prior to the Release Date to discuss such reports and any other matters of concern (which meeting may be in person, by phone or by videoconference). For the avoidance of doubt, Developer shall develop the Licensed Game in accordance with the Game Design Document unless otherwise consented by Fig in writing (which consent shall not be unreasonably withheld).

4.2.	Cooperation and Consultation.

Developer and Fig agree to cooperate as reasonably requested with regard to the marketing, advertising, promotion and distribution of the Licensed Game. In the event of disagreement, Developer shall have final say, unless the result would be additional expense to Fig or any modification to the terms of this Agreement. Developer and Fig agree to consult meaningfully over material business matters pertaining to the development of the Licensed Game, including budgeting, cash flow, marketing strategies and potential Distributors, and in connection therewith Developer agrees to provide Fig, at reasonable intervals, with the then-current build of the Licensed Game, then-current resource schedules and project timetables, and other documents and information material to the foregoing consultations.

4.3.	Consent for Derivative Works.

Developer shall not undertake development of, or advertise, promote, offer for sale, sell or otherwise exploit any Derivative Work without the prior written consent of Fig, and subject to such conditions as may be specified by Fig.

4.4.	No Liens or Encumbrances.

Developer has not, and will not until the first annual anniversary of the Release Date, cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or assign, the Intellectual Property Rights in and to the Licensed Game, without Fig’s prior written consent (not to be unreasonably withheld), and Developer has not and will not allow any of the foregoing to occur; provided that the foregoing shall not prohibit Developer from granting customary security interests in all or substantially all its assets in connection with the incurrence of ordinary-course commercial indebtedness.

4.5.	Questionnaire.

Developer’s responses to Fig’s form of Developer Questionnaire have been completed and delivered to Fig by Developer in good faith as part of Fig’s due diligence investigation of Developer and are free of material misstatements or omissions. Developer acknowledges and agrees that information from Developer’s responses may be included by Fig in any filing with any Regulatory Authority or disclosed to potential investors.

5.	Representations and Warranties

5.1	General.

Developer represents, covenants and warrants that (a) Developer has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Developer does not violate any agreement existing between Developer and any other person or entity, and throughout the Term, Developer shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement; (c) unless expressly permitted hereunder with respect to any approved third-party rights, Developer shall have acquired all rights necessary for the production, distribution, exhibition and exploitation of the Game and all related materials, including advertising and promotional content throughout the Territory for the purposes set forth in this Agreement; (d) Developer and the Game and operation of the Game comply, and at all times during the Term shall comply, with all applicable laws in effect during the Term in the Territory, including all applicable laws pertaining to the pricing, sale and distribution of the Game, as well as all applicable privacy and data protection laws; (e) the Game and any advertising or promotional content will not violate or infringe any right of privacy or publicity or any intellectual property right, or contain any libelous, defamatory, obscene or unlawful material, or otherwise violate or infringe any other right of any person, corporation, partnership or other entity; (f) the Licensed Game does not and will not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “Easter eggs” containing any of the foregoing content; and (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, or other malicious or unauthorized components; (g) all contractors and subcontractors engaged by Developer in connection with the Game shall have executed written agreements with Developer providing that (i) as between such contractor or subcontractor and Developer, all work product created by such contractor or subcontractor is owned entirely and exclusively by Developer or fully licensed to Developer for inclusion in the Licensed Game (Developer shall notify Fig of any licensed material), and (ii) such contractor or subcontractor will be bound by the Developer’ obligations under this Agreement to the extent that such obligations relate specifically to contractors or subcontractors, always including all confidentiality obligations.

5.2	By Fig.

Fig represents, covenants and warrants that (a) Fig has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Fig does not violate any agreement existing between Fig and any other person or entity, and throughout the Term, Fig shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement; and (c) Fig shall comply with all applicable laws in effect during the Term in the Territory, including all applicable laws pertaining to securities, the pricing, sale and distribution of the Game, as well as all applicable privacy and data protection laws.

6.	Confidential Information

6.1.	Confidential Information.

Each Party acknowledges that it will have access to and acquire knowledge from material, data and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be known to the general public (collectively, “Confidential Information”).

6.2.	No Disclosure.

Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its and its Affiliates’ employees and contractors on a “need-to-know” basis, that have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its and its Affiliates’ legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

6.3.	Exclusions.

The Parties’ obligations above shall not apply to Confidential Information that: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party that is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information as evidenced by the receiving Party’s contemporaneous records; or (v) Fig or any Affiliate includes in any filing with any Regulatory Authority, including a description of the Developer and the Licensed Game and this Agreement and related agreements, and such other information as Fig’s counsel advises so to include. Fig shall promptly notify Developer of any action taken regarding part (v). Notwithstanding the provisions of Section 6.2, the receiving Party will not be in breach of its obligations hereunder if and to the extent it is required by law or judicial order to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

7.	Term and Termination

7.1.	Sell-Off Period.

Notwithstanding expiration or termination of this Agreement, Fig may continue to exercise its rights under the Distribution License for a period of sixty (60) days following expiration or termination, whereupon Fig shall exercise reasonable efforts to terminate any Fig Sales, and to cause any Distributor of Fig to terminate any such sales. Fig shall exercise reasonable efforts to remove or cause any Distributor of Fig to remove from publication or display any advertising relating to the Licensed Game posted by Fig or any such Distributor within the Sell-Off Period.

7.2.	Termination for Cause.

Either Party may terminate this Agreement prior to the end of the Term upon written notice to the other Party: (i) upon a default or breach by the other Party of any of its material obligations under this Agreement, or any material inaccuracy on such other Party’s part with respect to any representation or warranty by such other Party, that is not remedied within thirty (30) calendar days after written notice of such default from the terminating Party; or (ii) if the other Party seeks protection under any bankruptcy, receivership, trust, deed, creditor’s arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days.

7.3.	Termination by Fig Prior to Provision of Minimum Fig Funds.

Fig may terminate this Agreement prior to providing Developer with the Minimum Fig Funds as provided in Section 2.1.2.

7.4.	Effect of Expiration or Termination.

Except as set forth in Section 7.5, upon expiration or any termination of this Agreement pursuant to this Section 7 all obligations and rights and licenses granted hereunder shall immediately terminate and each Party shall have no further obligations. Each Party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other party all of the Confidential Information received from the other Party up to the effective date of termination.

7.5.	Survival.

7.5.1.      Each of the terms and conditions of this Agreement that by their nature are intended to survive termination or expiration of this Agreement shall so survive, including Sections 2.5 (Revenue- Sharing) (to the extent relating to Gross Receipts earned or accrued during the Term),2.6(Taxes), 2.7 (Developer Records; Audit), 3.1 (Fig Sales, Advertising, Promotion and PR of Fig; to the extent relating to Fig’s rights and licenses with respect to marketing and public relations of Fig), 5 (Representations and Warranties),6(Confidential Information), 7 (Term and Termination), 8 (Indemnification; Limitation of Liability) and 9 (General) shall survive the termination or expiration of this Agreement.

7.5.2.      In the event the Licensed Game has been commercially available prior to termination or expiration of this Agreement, the rights and licenses granted by Developer to Fig shall survive to the extent necessary to permit access and usage of the Licensed Game to end users who purchased, or other persons who have been permissibly distributed, the Licensed Game prior to termination or expiration.

7.5.3.      The Parties acknowledge and agree that to the extent the licenses granted in Section 3 survive the termination of this Agreement, all terms and obligations under Section 2 hereof shall also survive.

7.5.4.      The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is subject to Section 365(n) of the United States Bankruptcy Code, and that each Party shall be entitled to all rights and benefits of such section.

7.5.5.      If Developer sells or transfers the Licensed Game or all or substantially all of the Intellectual Property Rights related to the Licensed Game, Developer shall treat the proceeds from such transaction as Gross Receipts under the Agreement, and Developer will require the purchaser of the Licensed Game or all or substantially all of the Intellectual Property Rights to assume Developer’s obligations under this Agreement in writing and, without limitation, to pay the Fig Share. Developer shall remain primarily liable to Fig for such obligations and payment.

8.	Indemnification; Limitations of Liability.

8.1.	Indemnification.

8.1.1.      By Developer. Developer agrees to, and shall, indemnify, defend and hold harmless Fig and its Affiliates and their respective directors, shareholders, officers, agents, employees, successors and assigns, from and against any and all third-party claims, demands, suits, actions, judgments, damages, costs, losses, expenses (including reasonable attorneys’ fees and expenses) and other liabilities (each, a “Claim”) to the extent arising from or in connection with (a) any reasonable allegation that, if true, would constitute a breach of any of the representations, warranties, undertakings or agreements made by Developer under this Agreement, (b) any reasonable Claim that the Licensed Game or any associated advertising or promotional content violates or infringes the intellectual property rights, or rights or privacy or publicity, of any third party; (c) any alleged violation by Developer, or any party engaged by Developer, of any law or regulation; or (d) any Claim based on any actual or alleged misstatement or omission in any filing made by Fig or any Affiliate of Fig with any Regulatory Authority, or any information provided to potential investors in Fig or such Affiliate with respect to the Licensed Game or this Agreement, in each case to the extent such misstatement or omission arises from information provided by Developer to Fig or any Affiliate of Fig. Developer shall bear full responsibility for the defense (including any settlements) of any such Claim. For the avoidance of doubt, Developer’s obligations pursuant to this Section 8.1.1 apply without limitation in the case of Fig Sales as well as distribution by or for Developer.

8.1.2.      By Fig. Fig hereby agrees to indemnify, defend, and hold Developer and its and its Affiliates and their respective directors, shareholders, officers, agents, employees, successors and assigns, from and against any and all, or on account of, or related to any third-party claims arising out of any breach by Fig of its obligations, representations and warranties in this Agreement, or allegations that, if true, would constitute such a breach by Fig.

8.2.	Notice; Participation.

The indemnified Party shall promptly notify the indemnifying Party of any such claim of which the indemnified Party becomes aware and shall: (i) at the indemnifying Party’s expense, provide reasonable cooperation to the indemnifying Party in connection with the defense or settlement of such claim, and (ii) at the indemnified Party’s expense, be entitled to participate in the defense of any such claim.

8.3.	Settlement.

The indemnified Party agrees that the indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third-party claim, provided that Fig may participate in such defense at its own expense. However, the indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the indemnified Party’s rights or interests, or includes any admission of liability by the indemnified Party, without prior written consent of the indemnified Party, such consent not to be unreasonably withheld.

8.4.	Limitation of Liability.

8.4.1.	Fig Liability.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, EXCEPT FOR AMOUNTS ARISING UNDER INDEMNITY OR GROSS NEGLIGENCE, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL FIG OR ANY AFFILIATE OF FIG BE LIABLE TO DEVELOPER OR ANY AFFILIATE OF DEVELOPER OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO DEVELOPER UNDER THIS AGREEMENT FOR THE TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

8.4.2.	Developer Liability.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, EXCEPT FOR AMOUNTS ARISING UNDER INDEMNITY, BREACHES OF CONFIDENTIALITY, GROSS NEGLIGENCE, OR GROSS MISUSE OF FIG FUNDS, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL DEVELOPER BE LIABLE TO FIG OR ANY AFFILIATE OF FIG OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY FIG TO DEVELOPER UNDER THIS AGREEMENT FOR TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

9.	General.

9.1.	Disclaimers.

Neither Fig nor Developer makes any representation or warranty as to the amount of Gross Receipts that will be derived from the exploitation of the Licensed Game.

9.2.	Governing Law and Jurisdiction.

This Agreement shall be governed by and interpreted under the laws of the State of New York, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of New York, New York and the Parties hereby consent to the exclusive personal jurisdiction and venue therein.

9.3.	Independent Contractor.

The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other party by contract or otherwise to any obligation.

9.4.	Notices and Approvals.

All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed e- mail (for the avoidance of doubt not including an automated delivery receipt), express courier, or certified mail, return receipt requested, to the address of the receiving Party set forth on the Terms Schedule, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or delivery by overnight express courier; and on the third business day after sending by other express courier or certified mail.

9.5.	No Assignment.

Neither this Agreement nor any rights or obligations herein may be assigned by Developer to any other person or entity without the express written approval of Fig, and any attempt at assignment in violation of this section shall be null and void. Fig shall promptly notify Developer of any assignment of this Agreement or any rights or obligations herein.

9.6.	Force Majeure.

Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such Party gives the other Party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

9.7.	Entire Agreement.

This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

9.8.	Waiver.

The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

9.9.	Remedies Cumulative.

Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

9.10.	Counterparts.

This Agreement may be signed by facsimile or digital image format and in counterparts by Fig and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument. The Parties consent to execution of this Agreement by digital signatures, which shall be considered to have all legal effect as manual signatures.

9.11.	Severability.

If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

9.12.	Certain Terms.

As used in this Agreement, “including” (or “includes”) means “including (or includes) but not limited to” and “writing” includes e-mail, text or other digital communication of which a record is kept.

EXHIBIT A – GAME DESIGN DOCUMENT

Fig Publishing, Inc.

Developer Questionnaire

This questionnaire is intended to assist Licensee with preparing offering materials for Licensee’s potential investors. Certain information provided may be publicly disclosed. If you have a confidentiality concern as to any of the information you provide, please note it in the margin of the questionnaire or otherwise bring it to our attention, so that we may discuss it with you.

Feel free to provide any of the below information on separate pages. Thank you!

A.	Corporate Information

1.	What is your company’s legal name?

Rose City Game Consulting, LLC (ABN: Rose City Games)

2.	When and in what jurisdiction was your company formed or incorporated? How long has your company been in business?

June 17, 2015, Portland OR USA - we’ve been in business with no gaps since the company was formed.

3.	Where is your principal office located? Please list any other offices as well.

850 SE 3rd Ave, STE 404, Portland OR 97214

4.	How many full-time employees do you currently have?

5

5.	Do you expect that most of the development work on the Licensed Game will be performed by people that are not full time employees? If so, please describe your plans to use independent contractors or partners generally. If these parties are now known, please list them below and describe what their contribution to the development of the Licensed Game will be.

We have several part time contractors who are currently working with us on existing projects, and we expect many will continue working with us on the new project as well, including artists, sound designers, QA specialists, and 3rd party marketing support.

6.	Please list your chief executive officer and any other key officers or employees.

Corey Warning & Will Lewis (Directors and Co-founders)

7.	Do you have a full-time employee that is responsible for managing the company’s finances? If not, please describe who handles this function.

Corey Warning

8.	To your knowledge, within the past 10 years, has your company, or any executive, other principal or key employee of your company:

a.	been charged with, convicted of, or otherwise penalized for or subject to an order relating to, violating any securities law, rule or regulation?

No

b.	been named as a party to any bankruptcy petition or any major civil litigation or other legal proceeding?

No

c.	been convicted of or pleaded nolo contendere in a criminal matter or proceeding, or been the subject of a pending criminal proceeding (excluding traffic violations and other minor traffic offenses)?

No

If so, provide a full description.

B.	Game Development Experience (Last 5 Years)

1.	Please complete the table below for games that you have developed during the last 5 years.

Date of Release	Title	Publisher	Platforms	Initial Retail Price
March 28, 2019	The World Next Door	VIZ Media	PC, Switch	$9.99
Suspended	Cat Lady	VIZ Media	PC	N/A
August 11, 2021	Garden Story	Rose City Games	PC, Switch, Xbox	$19.99
May 24, 2022	Floppy Knights	Rose City Games	PC, Switch, Xbox	$19.99

2.	Please provide commentary on the commercial success or lack of commercial success for each of these games, such as providing units sold numbers.

The World Next Door was reviewed positively but failed to recoup its development costs. It was picked up for a Epic Game Store free week opportunity, which resulted in ~5M downloads.

Cat Lady reached its Gold Master Candidate milestone, but the release was put on hold by VIZ Media due to concerns over reaching a large enough audience to recoup development costs.

Garden Story has grossed over $1M in roughly 6 months. It recouped development costs in 2 months, and has an upcoming release on Game Pass with an MG attached to it.

Floppy Knights it releasing later this year on Game Pass, and will recoup its development costs roughly 2x with the MG attached to the deal. We’re planning on releasing it later on Switch as well.

3.	Of these games, were any developed using crowdfunding? If so, please describe the campaign and the results?

No

4.	Describe the size and capabilities of the development team for the Licensed Game. What other games have members of the development team worked on? How does the scope and type of your prior development efforts compare with those of the Licensed Game?

We’re generally best when working with a team of 10-12 core developers. Most of our current team mates were involved in our previous games listed above, and we can handle everything from porting to marketing on top of developing the projects from the ground up. We specialize in single player experiences and creating games with a unique visual style to match interesting mechanics. We’re also known for our stellar soundtracks. The scope of this project is comparable with our previous projects.

5.	Please indicate the approximate number of games that you typically have under development at any given time. If you expect this number to increase significantly before the Licensed Game is complete, please describe. Will other ongoing projects make it difficult to develop the Licensed Game on time and on budget?

2-3 projects at different stages of development, which has been the case for us since 2018. I do not expect this to change anytime in the future, as we know our limits and how much we can comfortable handle without sacrificing the quality of our games for more opportunities.

6.	Please describe the principal risks that may prevent you from developing the Licensed Game on time and on budget.

The pandemic has caused development to take longer than usual, but our team has gotten more accustomed to WFH over the past 2 years. Outside of circumstance beyond our control (wildfires, etc.) our team has years of experience working together making games of this scope.

7.	Please provide a copy of your most recent financial statements, and if you cannot provide financial statements, please describe your company’s financial condition using as many statements, numbers or other details as you are willing to provide. We will get back to you if we find the information insufficient.

Our current cash flow estimations give us enough runway to continue operating at our current capacity well into 2024 (not including the project budget for a new game with Fig.) We have more stability now than we’ve ever had previous, with Floppy Knights and Garden Story both locked in on Game Pass with MGs, our existing funding for another unannounced game, and sales coming in for our other titles.

8.	Does your company have any credit facilities? If so, what is the borrowing capacity of your company and how will such borrowed funds be used to develop the Licensed Game?

We have a $100,000 line of credit available through Umpqua Bank, which currently has a $0 balance. we’re not expecting to need this for developing the game with Fig.

9.	Looking back on the history of your business, describe instances, situations or times when the business or finances of the company was challenged negatively and how they were overcome.

The pandemic hit early in Floppy Knights development, and we needed to delay the release multiple times. We were also dealing with a publisher buyout for the project, which resulting in the game costing more than we originally estimated. We were fortunate enough to get 2 PPP loans (both of which have been forgiven in full) and found a new financier partner to support the last stages of development for Floppy Knights.

10.	Have any of your games or projects been canceled or otherwise halted prior to completion or publication? If so, list such games and state the reasons why such games were not ultimately completed or published.

Cat Lady’s release was canceled by VIZ Media after we completed our GMC milestone for the game. The title didn’t have a platform deal, and they weren’t confident that it would recoup its development costs without something like Game Pass, Apple Arcade, etc.

C.	Historical Sales Performance (Last 3 Years)

1.	Please provide any available information about the historical sales performance of each of games you have developed in the past 3 years.

I don’t have sales information for The World Next Door, but it has not recouped its development costs of ~$275k Garden Story has grossed over $1M, and Floppy Knights is releasing later this year.

2.	Describe the profitability and return on investment for each of your prior games.

We’re expecting Garden Story to reach 3x it’s original investment ($387,500) by the 1 year mark, due to an upcoming Game Pass release. Floppy Knights will hit 2x its investment ($300,000) once it releases on Game Pass later this year.

3.	Have any of your games or projects experienced unexpected costs well in excess of budgeted amounts? If so, list such games or projects and provide the reasons why:

None, other than the scenario listed above re: Floppy Knights.

D.	IP Ownership

1.	Does your company own 100% of the IP rights associated with the Licensed Game? If not, who owns the rights not owned by you?

VIZ Media owns the IP for The World Next Door and Cat Lady (this was negotiated during the initial signing of each game.) Picogram owns the IP for Garden Story, as we were the publisher for that game. Rose City Games owns the IP for Floppy Knights.

2.	Have any of the IP rights associated with the Licensed Game been licensed elsewhere or for another game?

No.

3.	Are there any restrictions on your use of the IP rights associated with the Licensed Game – length of time, platform limits, geographic limits, etc.?

No.

4.	Please provide a copy of any significant IP license agreements related to the Licensed Game, such as brand and IP rights.

N/A

E.	The Licensed Game

1.	Please provide any materials created for your proposed budget or development plans (with estimated dates) for the complete development of the Licensed Game.

Contract with Fig is in progress.

2.	Please list all of the platforms on which you intend the Licensed Game to be distributed and played.

We expect the initial platform will be Steam, with console releases TBD as development progresses.

3.	What is the game’s anticipated retail price at launch?

TBD

4.	Please list each source of funding you will receive to fund development of the Licensed Game and the amounts being provided:

Source	Amount
Fig Advance:	$[170,000]
[Other Source]:	$[TBD]
[Other Source]:	$[TBD]

5.	Please list all other co-publishers that will publish or distribute the Licensed Game, if any.

N/A

6.	What’s the current state of development of the Licensed Game? How long and how much development work has gone into it so far?

Pre-production will begin H2 2022, with the release window targeted roughly at Q2 2025.

7.	Please list out any anticipated game engines and middleware that you intend to license for the development of the Licensed Game.

Unity, FMOD.

8.	When do you expect to complete development of the Licensed Game?

2025

9.	When do you expect to commercially release the Licensed Game?

Q2 2025

10.	Please provide comparable games in the market to the Licensed Game, in terms of scope, content and expected commercial performance?

TBD